EXHIBIT 12.1

SPECTRA ENERGY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$72.4	$66.4	$38.5	$49.4	$42.3
Fixed charges	17.1	17.3	18.6	17.7	9.0
Distributed income of equity investees	87.2	144.8	71.7	22.7	20.3
Deduct:
Interest capitalized	0.1	—	0.2	0.1	0.9

Total earnings (as defined for the Fixed Charges calculation)	$176.6	$228.5	$128.6	$89.7	$70.7

Fixed charges:
Interest on debt, including capitalized portions	$16.4	$16.7	$18.0	$17.1	$8.6
Estimate of interest within rental expense	0.7	0.6	0.6	0.6	0.4

Total fixed charges	$17.1	$17.3	$18.6	$17.7	$9.0

Ratio of earnings to fixed charges	10.3	13.2	6.9	5.1	7.9